July 16, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tim Buchmiller, Esq.

Re:	ReWalk Robotics Ltd. (formerly known as Argo Medical Technologies Ltd.)

Registration Statement on Form F-1 (File No. 333-197344)

Filed July 10, 2014

CIK No. 0001607962

Dear Mr. Buchmiller:

On behalf of our client, ReWalk Robotics Ltd., an Israeli company formerly known as Argo Medical Technologies Ltd. (the “Company”), we file herewith an amendment (“Amendment No. 1”) to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter to the Company dated July 11, 2014 (the “Comment Letter”). For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Prospectus Summary

1.	We note the disclosure you have added to your risk factor on page 13 in response to prior comment 4. In order to provide investors with balanced disclosure in your prospectus summary, please also include that disclosure in your prospectus summary.

Response:

The Company has added disclosure on pages 1 and 57 to describe potential disadvantages of ReWalk.

Risk Factors

2.	We note your disclosure that “although a recent amendment to the Israeli Companies Law will require us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis (rather than on an aggregate basis, as was permitted under the Israeli Companies Law for Israeli public companies listed overseas, such as in the United States, prior to such amendment), this disclosure will not be as extensive as that required of a U.S. domestic issuer.” Supplementally advise, with a view to disclosure, how executive compensation reporting requirements for U.S. issuers are more extensive than executive compensation disclosure requirements under the new Israeli law.

Response:

The regulations to the Israeli Companies Law, 5759-1999 (the “Companies Law”), were recently amended to provide, in general, that most Israeli companies that are foreign private issuers under U.S. law are required to disclose, in the notice of their annual shareholders meeting (or in an accompanying proxy statement), compensation information for the five most highly compensated directors and executive officers of the company in the preceding fiscal year.

Although the exact parameters of the recent amendment to the Companies Law are still subject to discussion among practitioners in Israel, it appears as if the following items generally required to be disclosed by U.S. domestic issuers are not required to be disclosed:

(i)	grants of plan-based awards table and narrative description;

(ii)	outstanding equity awards at fiscal year-end table;

(iii)	option exercises and stock vested table;

(iv)	pension benefits table;

(v)	nonqualified defined contribution and other nonqualified deferred compensation plan table; and

(vi)	description of potential payments upon termination or change of control (and, in the case of a smaller reporting company, a narrative description generally of the material terms of each plan that provides for the payment of retirement benefits or benefits that will be paid primarily following retirement).

In addition, the regulations to the Companies Law would not require a company that ceases to be an “emerging growth company” to provide a Compensation Disclosure and Analysis section as would be required of a U.S. domestic issuer.

Further, the Israeli disclosure requirements relate solely to the period for which the annual financial reports to be discussed in the annual meeting were prepared (e.g., the preceding fiscal year) whereas U.S. domestic issuers are generally required to disclose information for the preceding three years (building up to that requirement following an IPO).

The Company has amended its disclosure on page 30 to reflect key elements of the discussion above.

Dilution

3.	Please continue to expand the disclosure in this section in response to prior comment 11 by quantifying the additional dilution per share if the underwriters’ option is exercised.

Response:

The Company has added disclosure on page 42 to quantify the additional dilution per share if the underwriters’ option is exercised.

Management’s Discussion and Analysis

4.	Please expand your disclosure under “Cost of Revenues” to quantify the expenses related to transitioning manufacturing to Sanmina and the increase in salary expenses, and your disclosure under “Research and Development Expenses” to quantify the expenses attributable to the FDA clearance process and the increase in salary expenses.

Response:

The Company has added disclosure on page 49 to quantify, for the three months ended March 31, 2014, the effect on cost of revenues of the Sanmina transition and the increase in salary expenses and the effect on research and development expenses of the FDA clearance process and the increase in salary expenses.

Certain Relationships and Related Party Transactions

5.	Please disclose how Kreos Capital IV is a related party.

Response:

The Company has added disclosure on page 95 that Kreos Capital IV (Expert Fund) Limited beneficially owns, as of July 1, 2014, 1.6% of the ordinary shares of the Company.

Financial Statements, Note 9 – Shareholders’ Equity, page F-20 (from the Staff’s Letter to the Company dated June 12, 2014)

25.	Please tell us the estimated IPO price range. To the extent that there is a significant difference between the estimated grant-date fair values of your common stock during the past twelve months and the estimated IPO price, please tell us each significant factor contributing to the difference.

As set forth on page 54 of the Registration Statement, the Company made the following equity grants in the 12 months preceding the date of the proposed offering:

Date of Grant	Number of Shares Subject to Awards Grants	Exercise Price Per Share	Estimated Fair Value Per Share at Grant Date
July 2013	1,215	$23.71	$82.02
December 2013	24,116	26.74	104.52
April 2014	5,159	26.74	143.46

In order to determine the fair value of the Company’s ordinary shares for financial reporting purposes, the Company relied in part on valuation reports prepared by a third party valuation firm. The methodologies upon which the Company relied are described in the Registration Statement and are set forth below together with the key underlying assumptions.

July 2013

The Company used the discounted cash flow, or DCF, method, to determine its enterprise value as of July 2013. For this purpose, the Company’s management developed projections of the Company’s cash flows from 2013 through 2018 that were discounted to present value using a discount rate of 40%. This discount rate was considered appropriate, among other things, given the fact that the Company was only in the “second / third stage” of development under the AICPA practice aid whereby it was starting to convert from a research and development organization to an organization ready to commercialize a product.

The Company’s terminal value for the purpose of the DCF method was calculated using multiples of enterprise value to sales and multiples of enterprise value to EBITDA based on three of the five guideline companies used by the Company at that time for the purpose of determining volatility. The reason for limiting the comparable companies in this case to three was that, for this purpose, it was appropriate only to use those companies that were mature and profitable given that the terminal value was being calculated at a time when that would be the case of the Company.

The overall outcome was an enterprise value of $62.5 million before adding cash of $14.1 million for a total equity value of $76.6 million. The Company tested the reasonableness of this conclusion based on multiples of enterprise value to 2014 and 2015 projections of sales using five comparable companies with markets, operations and services similar to the Company. The Company also analyzed these metrics with respect to comparable company transactions.

Given that the Company’s equity value was such that its preferred shares would not automatically convert to ordinary shares, the Company used the option pricing method, or OPM, to allocate the $76.6 million equity value to each element of its equity capital structure. For the purpose of the OPM, the Company used a volatility of 70% based on the selected comparable companies and an estimated time to liquidation of 1.75 years. This resulted in an initial fair value per ordinary shares of $102.52 to which the Company applied a 20% discount for lack of marketability to arrive at a fair value per ordinary share of $82.02.

December 2013

At the time of the grants in December 2013, the Company had started to contemplate an IPO. Accordingly, the Company considered the range of possible valuations it anticipated in the case of an IPO. The Company then applied a probability weighted expected return method, or PWERM, to the potential equity values based upon the probability of an IPO. Conversely, the DCF / OPM method described above more closely reflected the Company’s value as a private company. The steps followed in the valuation are set forth below:

•	In considering the range of potential valuations presented to it by the underwriters, based on a lack of certainty regarding the timing of FDA approval and the nascent stage of reimbursement for the Company’s products outside of the United States, the Company used the low end of the range of possible IPO values which it discounted to present value at a 30% discount rate, the same rate as the Company used for its DCF / OPM valuation as described below. This resulted in an enterprise value of $139.5 million in an IPO scenario.

•	In connection with the DCF / OPM methodology, the Company used cash flow projections for 2014 through 2018 that were discounted to present value using a discount rate of 30%. The outcome was an enterprise value of $74.2 million

•	The Company attributed a 10% probability to the IPO scenario and a 90% probability to remaining private resulting on a weighted average enterprise value of $80.7 million before adding cash of $8.9 million for a total equity value of $89.6 million.

•	The Company tested the reasonableness of this conclusion based on multiples of enterprise value to 2014 and 2015 projected sales using the five comparable companies plus one additional comparable company with markets, operations and services similar to the Company that had completed an IPO in Q4 2013, as well as based on transactions involving comparable companies.

•	Given that the Company’s equity value was such that its preferred shares would still not automatically convert to ordinary shares, the Company continued to use OPM to allocate its equity value to each element of its equity capital structure. For the purpose of the OPM, the Company continued to use a volatility of 70% based on the selected comparable companies and an estimated time to a liquidity event of 1.25 years. This resulted in an initial fair value per ordinary share of $130.65 to which the Company applied a 20% discount for lack of marketability to arrive at a fair value per ordinary share of $104.52.

The primary reasons for the increase in fair value from $82.02 in July 2013 to $104.52 in December 2013 were as follows: The increase was impacted by the use of a lower discount rate (30% instead of 40%) which was considered appropriate as the Company had moved from the second / third stage” of development under the AICPA practice aid to the “third / fourth” step since the Company considering an exit event and, in addition, it had made progress in key development milestones and achieving reimbursement in Europe and had visibility on the likelihood of FDA approval. In addition, although the Company’s projected cash flows in the December 2013 valuation deferred the achievement of profitable operations for an additional year compared to the July 2013 valuation, the higher degree of certainty that it would do so, and pricing in the mergers, acquisitions, and capital markets (reflected in an increased terminal value as part of the DCF calculation) resulted in a higher overall valuation. Finally, the 10% probability of an IPO added incrementally to the fair value.

April 2014

The Company used the same methodology to value its ordinary shares in April 2014 as it did in December 2013. The steps followed in the valuation are set forth below:

•	In considering the range of potential valuations presented to it by the underwriters, based on the continued lack of certainty regarding the timing of FDA approval and the nascent stage of reimbursement for the Company’s products outside of the United States, the Company used the low end of the range of possible IPO values which it discounted to present value at a 30% discount rate, the same rate as the Company used for its DCF / OPM valuation as described below. This resulted in an enterprise value of $153.2 million in an IPO scenario.

•	In connection with the DCF / OPM methodology, the Company used cash flow projections for 2014 through 2018. The Company continued to use a discount rate of 30%. The overall outcome was an equity value of $84.3 million.

•	The Company attributed a 25% probability to the IPO scenario and a 75% probability to remaining private. The increase in the probability of the IPO was considered appropriate based on the fact that the Company took substantive steps towards commencing an IPO process, including holding an organizational meeting in the second half of April 2014. The result of applying these relative probabilities was a weighted average enterprise value of $101.5 million before adding cash of $5.3 million for a total equity value of $106.8 million.

•	The Company tested the reasonableness of this conclusion based on multiples of enterprise value to 2015 and 2016 projected sales using the previous six comparable companies plus one additional comparable company with markets, operations and services similar to the Company that had completed an IPO in Q1 2014.

•	Given that the Company’s equity value was such that its preferred shares would still not automatically convert to ordinary shares, the Company continued to use OPM to allocate its equity value to each element of its equity capital structure. For the purpose of the OPM, the Company continued to use a volatility of 70% based on the selected comparable companies and an estimated time to a liquidity event of 1 year. This resulted in an initial fair value per ordinary share of $179.33 to which the Company applied a 20% discount for lack of marketability to arrive at a fair value per ordinary share of $143.46.

The primary reasons for the increase in fair value from $104.52 in December 2013 to $143.46 in April 2014 were as follows: The most significant contributor to the increase in fair value was the increase in the probability of an IPO from 10% to 25%. In addition, although the Company’s projected cash flows in the December 2013 valuation deferred the achievement of profitable operations for an additional year compared to the December 2013 valuation, the higher degree of certainty that it would do so, and pricing in the mergers, acquisitions, and capital markets (reflected in an increased terminal value as part of the DCF calculation) resulted in a higher overall valuation.

The Company will provide an analysis explaining any increase to the midpoint of the estimated IPO price range compared to the above-referenced valuations once it becomes available.

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Please do not hesitate to contact Gary Kashar at (212) 819-8223 or Ariel Greenstein at (212) 819-8758 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP